SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED
PURSUANT TO RULES 13d-1 (b), (c) and (d) AND AMENDMENTS
THERETO FILED PURSUANT TO RULE 13d-2 (b)*

Morlex, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

617662200

(CUSIP Number)

February 14, 2008

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ ☒ ☐	Rule 13d-1(b) Rule 13d-1(c) Rule 13d-1(d)

        *The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

        The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  617662200

1	NAMES OF REPORTING PERSONS Drake Investments Ltd. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) N/A (non-U.S. entity)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Turks and Caicos Islands, BVI
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 1,290,720
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 1,290,720
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,290,720
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* Not Applicable.	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 6.4%
12	TYPE OF REPORTING PERSON OO

Item 1(a)	Name of Issuer: Morlex, Inc.

Item 1(b)	Address of Issuer’s Principal Executive Offices: 420 Lexington Avenue, Suite 450 New York, NY 10170

Item 2(a)	Name of Persons Filing: Drake Investments Ltd.

Item 2(b)	Address of Principal Business Office of the Reporting Persons: c/o Dudley R. Cottingham Century House, 16 Par la Ville Road Hamilton HM08, Bermuda

Item 2(c)	Citizenship: Turks and Caicos Islands, BVI

Item 2(d)	Title of Class of Securities: Common Stock

Item 2(e)	CUSIP Number: 617662200

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	[ ]	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	[ ]	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	[ ]	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	[ ]	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	[ ]	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E).

(f)	[ ]	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F).

(g)	[ ]	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G).

(h)	[ ]	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

(i)	[ ]	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

(j)	[ ]	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership[1]

(a)	Amount beneficially owned: 1,290,720 shares of Common Stock

(b)	Percent of class: 6.4%

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote: 1,290,720

___________________________
[1]
The number of shares reported and the calculation of percentages referenced herein are based on the shares beneficially owned as of February 14, 2008 and (based on information in the Company’s Form 8-K filed on February 14, 2008) 20,045,985 total shares of Common Stock issued and outstanding as of February 14, 2008. The information reported does not reflect any changes to beneficial ownership or outstanding shares based on transactions, if any, that may have occurred after February 14, 2008.

(ii)	Shared power to vote or to direct the vote: 0

(iii)	Sole power to dispose or to direct the disposition of: 1,290,720

(iv)	Shared power to dispose or to direct the disposition of: 0

Item 5.	Ownership of Five Percent or Less of a Class. Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person. Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person. Not Applicable.

Item 8.	Identification and Classification of Members of the Group. Not Applicable.

Item 9.	Notice of Dissolution of Group. Not Applicable.

Item 10.
Certification.

By signing below the undersigned certifies that, to the best of the undersigned’s knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURES

         After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: March 3, 2008	DRAKE INVESTMENTS LTD.

	By:	/s/ Christopher C. Morris
Name: Christopher C. Morris
Its: Director